

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
MAY 0 3 2002
WASH. D.C.
SECTION

For the month of ....**March 31**..., 20...**02**....

CANON INC.

(Translation of registrant's name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.........X.........Form 40-F....................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes....................No.........X.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................



CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2002

April 26, 2002

CONSOLIDATED RESULTS

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual				Projected	
	Three months ended March 31, 2002	Three months ended March 31, 2001	Change(%)	**Three months ended March 31, 2002**	Year ending December 31, 2002	Change(%)
	(Unaudited)	(Unaudited)		(Unaudited)		
Net sales	¥ **651,091**	¥ 714,698	- 8.9	$ **4,895,421**	¥ 2,990,000	+ 2.8
Operating profit	**64,551**	77,000	- 16.2	**485,346**	327,000	+ 16.0
Income before income taxes	**62,017**	73,711	- 15.9	**466,293**	317,000	+ 12.6
Income before cumulative effect of change in accounting principle	**31,654**	39,635	- 20.1	**238,000**	-	-
Net income	**31,654**	43,327	- 26.9	**238,000**	178,000	+ 6.2
Earnings per share:						
Income before cumulative effect of change in accounting principle:						
- Basic	¥ **36.11**	¥ 45.26	- 20.2	$ **0.27**	-	-
- Diluted	**35.66**	44.64	- 20.1	**0.27**	-	-
Net income:						
- Basic	¥ **36.11**	¥ 49.48	- 27.0	$ **0.27**	¥ 203.06	+ 6.2
- Diluted	**35.66**	48.79	- 26.9	**0.27**	-	-

	Actual			
	As of March 31, 2002	As of December 31, 2001	Change(%)	**As of March 31, 2002**
	(Unaudited)	(Audited)		(Unaudited)
Total assets	¥ **2,749,010**	¥ 2,844,756	- 3.4	$ **20,669,248**
Stockholders' equity	¥ **1,486,051**	¥ 1,458,476	+ 1.9	$ **11,173,316**

Notes: 1. Canon's consolidated financial statements conform with accounting principles generally accepted in the United States of America.

2. U.S. dollar amounts are translated from yen at the rate of US$ = JPY133, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 29, 2002, solely for the convenience of the reader.

3. In 2001 annual closing, loss on disposal of property, plant and equipment is accounted for in "Selling, general and administrative expenses," and the statement of income for the first quarter ended March 31, 2001, is restated to maintain comparability.

Canon Inc.
Headquarter office

30-2, Shimomaruko 3-chome, Ohta-ku,
Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

Operating Results

2002 First Quarter in Review

Looking back at the global economy in the first quarter of 2002, in the United States, despite the continued sharp decline in business spending, initial signs of a recovery were visible as personal consumption firmed up and production in the IT sector, fueled by progress in inventory adjustment, was on the rise. The Japanese economy remains stagnant, reflecting flat consumer spending along with a significant decrease in business investment attributable to downward profit trends in the corporate sector. European economies, led by Germany, showed a moderate slowdown while across Asia, with the exception of China, the economy also remained stagnant owing to sluggish export sales.

As for the markets in which the Canon Group operates, unfavorable consumer spending in Japan, the United States, and Europe resulted in reduced demand for IT equipments such as a printer while corporate-use digital copying machines posted generally favorable results. The digital camera market continued to show strong growth, supported by robust demand. In the field of semiconductor-production equipment, despite price improvement in the memory device market resulting from progress in inventory adjustment, memory device manufacturers continued to exercise restraint in capital spending. The average value of the yen for the quarter was ¥132.40 to the U.S. dollar and ¥116.05 to the euro, a decrease of 11% and 6%, respectively, from the corresponding period for the previous year.

Amid these conditions, Canon's consolidated net sales decreased by 8.9% from the year-ago period to ¥651.1 billion (US$4,895 million) owing to a significant decrease in sales of laser beam printers and semiconductor-production equipment. Although retail prices were pulled down by severe competition in the marketplace, Canon's gross profit ratio during the period improved by 5.4% to 47.1%, reflecting the positive effects of new product launches and cost reductions realized through sustained production reformation activities, combined with the depreciation of the yen. As a result, despite a major decline in sales, Canon's gross profit increased by 3.0% to ¥306.6 billion (US$2,305 million). Selling, general and administrative expenses rose 9.6% year on year for the first quarter as R&D expenditures increased by ¥3.6 billion (US$27 million) to ¥48.9 billion (US$368 million). Selling expenses also grew due to a one-time expense related to the optimization and consolidation of the company's production and sales organizations. Consequently, operating profit in the first quarter totaled ¥64.6 billion (US$485 million), a decrease of 16.2%. In the area of non-operating income and expenses, the promotion of cash flow management has resulted in improved financial strength, making possible an improvement in net interest income of ¥0.6 billion (US$5 million) compared with the corresponding period for the previous year. Additionally, currency exchange gains and losses improved by ¥2.0 billion (US$15 million) while equity affiliates earnings worsened by ¥3.8 billion (US$29 million) due to the deteriorating profit margins of the affiliated company that manufactures memory devices. Overall, non-operating income and expenses remained at the same level as that from the year-ago period. Consequently, income before income taxes totaled ¥62.0 billion (US$466 million), a decrease of 15.9%. While net income improved in the previous year as a result of the cumulative effect of the adoption of new accounting standards, in the first quarter of this year net income decreased year on year by 26.9% to ¥31.7 billion (US$238 million).

Basic net income per share for the period was ¥36.11 (US$0.27), a ¥13.37 (US$0.10) decrease year on year for the first quarter.

Results by Product Segment

In the business machine segment, the strong lineup of 16 to 105 copy-per-minute digital black and white copying machines, completed in the previous year, fueled copying machine sales growth of 9.1%. In particular, the iR5000/6000 series, iR1600/2000 series and iR2200/2800/3300 series recorded healthy sales during the period. In the field of computer peripherals, while sales of Bubble Jet printers grew owing to the introduction of new products, sales of laser beam printers decreased significantly due to flagging demand in the computer markets of the United States and Europe. As a result, sales of computer peripherals decreased by 21.9%. Among business systems, including facsimile machines, computers, micrographics and calculators, despite continued severe price competition in the market, sales of facsimile machines showed steady growth, supported by strong sales of multifunction machines. Declining domestic computer sales, however, resulted in a 11.9% decrease in sales of business systems. As a result, sales of business machines overall totaled ¥517.4 billion (US$3,890 million), a 9.0% decline year on year for the first quarter. While cost-cutting measures and the positive effects of the weak yen improved the operating profit margin for the business machine segment in the first quarter of 2002, operating profit decreased 3.8% to ¥82.6 billion (US$621 million), reflecting a significant decline in sales volume of laser beam printers.

In the camera sector, while demand for 35mm and Advanced Photo System cameras slipped under the effects of the increasing popularity of digital cameras and price competition, the digital camera market continued to show rapid growth. The strong sales achieved by Canon digital camera products, including new PowerShot-series and ultracompact IXY DIGITAL-series models launched in the latter half of the previous year, contributed to a significant increase in sales for the period. Also supported by growing digital video camcorder sales, camera sales overall continued to achieve double-digit growth of 19.3% during the first quarter to ¥85.7 billion (US$644 million). Operating profit for the camera segment appreciably advanced 112.5%, to ¥10.7 billion (US$80 million), attributable to the rapid growth in sales of digital cameras.

Sales of optical and other products decreased by 35.6% to ¥48.0 billion (US$361 million) due to a drop in demand for semiconductor-production equipment, reflecting restrained capital expenditure by memory device manufacturers. Optical and other products, which recorded an operating profit of ¥8.8 billion in the first quarter of 2001, suffered operating losses of ¥4.5 billion (US$33 million) during the first three months of 2002.

Cash Flow

In the first quarter of 2002, Canon maintained cash flow from operating activities of ¥72.3 billion (US$544 million), an increase of ¥9.0 billion (US$68 million) from the corresponding period for the previous year, despite the substantial decrease in net income. Efforts to reduce working capital, including inventory control, minimized the negative impact of the decrease in net income. Capital expenditure totaled ¥45.6 billion (US$343 million), which was mainly used for the development of the company's headquarter facilities and construction of a new factory for manufacturing copying machines in Suzhou, China. Cash flow from investing activities totaled ¥59.7 billion (US$449 million). As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, totaled positive ¥12.6 billion (US$95 million).

Cash flow from financing activities recorded an outlay of ¥99.5 billion (US$748 million), mainly resulting from active efforts to repay short-term loans toward the goal of improving the company's financial position. Cash and cash equivalents, which totaled ¥419.7 billion (US$3,155 million), remained at a high level, although representing a ¥86.6 billion (US$651 million) decrease from the end of the previous year.

Outlook

Regarding the outlook for the global economy in the second quarter and thereafter, while expectations for an economic recovery in the United States are gradually growing, continued declining profits in the corporate sector and severe employment conditions bring into question the likelihood of a sustained recovery in consumer spending. Furthermore, as stimulus through additional fiscal and monetary policy is not likely in the near future, a U.S. economic recovery is not expected until the latter half of 2002. In Japan, personal consumption is not expected to rise rapidly and the overall feeling of economic stagnation will probably continue. In Europe and Asia, a slowdown in economic growth is anticipated in the first half of 2002.

In the businesses in which Canon is involved, stable demand is projected for monochrome and full-color digital copying machines, and the digital camera market is also expected to continue expanding. Within the semiconductor-production equipment market, restrained capital investment by memory device manufacturers will likely continue through the first half of 2002 with orders expected to revive during the second half of the year.

Significant changes in currency exchange rates are not predicted and the yen is expected to remain weak compared with the same period from the previous year.

With the announcement of consolidated results for fiscal 2001, Canon released its forecast for the Canon Group in 2002. However, upon considering the current market and currency exchange environments, the company has revised upward these forecasts and now anticipates consolidated net sales of ¥2,990.0 billion (US$22,481 million), consolidated income before income taxes of ¥317.0 billion (US$2,383 million), and consolidated net income of ¥178.0 billion (US$1,338 million). The company has also revised upward its non-consolidated forecasts and projects non-consolidated net sales of ¥1,763.0 billion (US$13,256 million), non-consolidated ordinary profit of ¥230.0 billion (US$1,729 million), and non-consolidated net income of ¥136.0 billion (US$1,023 million). These forecasts assume currency exchange rates for the remainder of 2002 of ¥130.00 to the U.S. dollar and ¥115.00 to the euro.

Consolidated Outlook

1st Half

Millions of yen

	Six months ending June 30, 2002 Previous Outlook (A)	Six months ending June 30, 2002 Revised Outlook (B)	Change (B - A)	Six months ended June 30, 2001 Results (C)	Change (%) (B / C)
Net sales	¥ 1,390,000	¥ 1,410,000	¥ 20,000	¥ 1,473,975	- 4.3
Income before income taxes	111,000	132,000	21,000	168,622	- 21.7
Net income	64,000	72,000	8,000	100,063	- 28.0

Fiscal year

Millions of yen

	Year ending December 31, 2002 Previous Outlook (A)	Year ending December 31, 2002 Revised Outlook (B)	Change (B - A)	Year ended December 31, 2001 Results (C)	Change (%) (B / C)
Net sales	¥ 2,960,000	¥ 2,990,000	¥ 30,000	¥ 2,907,573	+ 2.8
Income before income taxes	295,000	317,000	22,000	281,566	+ 12.6
Net income	170,000	178,000	8,000	167,561	+ 6.2

Non-consolidated Outlook

1st Half

Millions of yen

	Six months ending June 30, 2002 Previous Outlook (A)	Six months ending June 30, 2002 Revised Outlook (B)	Change (B - A)	Six months ended June 30, 2001 Results (C)	Change (%) (B / C)
Net sales	¥ 793,000	¥ 813,000	¥ 20,000	¥ 903,737	- 10.0
Ordinary profit	80,000	90,000	10,000	130,035	- 30.8
Net income	43,000	54,000	11,000	26,111	+ 106.8

Fiscal year

Millions of yen

	Year ending December 31, 2002 Previous Outlook (A)	Year ending December 31, 2002 Revised Outlook (B)	Change (B - A)	Year ended December 31, 2001 Results (C)	Change (%) (B / C)
Net sales	¥ 1,740,000	¥ 1,763,000	¥ 23,000	¥ 1,707,459	+ 3.3
Ordinary profit	220,000	230,000	10,000	211,127	+ 8.9
Net income	126,000	136,000	10,000	39,163	+ 247.3

These reports contain forward-looking statements which reflect management's current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in any forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate. (Cautionary Statements for Purposes of the Safe Harbor Provisions of the United States Private Securities Litigation Reform Act of 1995.)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

1. CONSOLIDATED STATEMENTS OF INCOME

Three months ended March 31, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars
	2002	2001	Change(%)	**2002**
	(Unaudited)	(Unaudited)		**(Unaudited)**
Net sales	**¥ 651,091**	¥ 714,698	- 8.9	**$ 4,895,421**
Cost of sales	**344,504**	416,950		**2,590,256**
Gross profit	**306,587**	297,748	+ 3.0	**2,305,165**
Selling, general and administrative expenses	**242,036**	220,748		**1,819,819**
Operating profit	**64,551**	77,000	- 16.2	**485,346**
Other income (deductions):				
Interest and dividend income	**2,486**	2,997		**18,692**
Interest expense	**(1,784)**	(2,859)		**(13,414)**
Other, net	**(3,236)**	(3,427)		**(24,331)**
	(2,534)	(3,289)		**(19,053)**
Income before income taxes	**62,017**	73,711	- 15.9	**466,293**
Income taxes	**29,219**	32,075		**219,691**
Income before minority interests	**32,798**	41,636		**246,602**
Minority interests	**1,144**	2,001		**8,602**
Income before cumulative effect of change in accounting principle	**31,654**	39,635	- 20.1	**238,000**
Cumulative effect of change in accounting principle	**-**	3,692		**-**
Net income	**¥ 31,654**	¥ 43,327	- 26.9	**$ 238,000**

Note: Canon's comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains on securities, change in minimum pension liability adjustments and change in net losses on derivative financial instruments.

Comprehensive income for three months ended March 31, 2002 and 2001 were JPY39,900 million (US$300,000 thousand) and JPY63,881 million, respectively.

2. DETAILS OF SALES

Three months ended March 31, 2002 and 2001

Sales by product

	Millions of yen			Thousands of U.S. dollars
	2002	2001	Change(%)	**2002**
	(Unaudited)	(Unaudited)		**(Unaudited)**
Business machines:				
Copying machines	**¥ 229,190**	¥ 209,978	+ 9.1	**$ 1,723,233**
Computer peripherals	**216,035**	276,475	- 21.9	**1,624,323**
Business systems	**72,134**	81,903	- 11.9	**542,361**
	517,359	568,356	- 9.0	**3,889,917**
Cameras	**85,711**	71,820	+ 19.3	**644,444**
Optical and other products	**48,021**	74,522	- 35.6	**361,060**
Total	**¥ 651,091**	¥ 714,698	- 8.9	**$ 4,895,421**

Sales by region

	Millions of yen			Thousands of U.S. dollars
	2002	2001	Change(%)	**2002**
	(Unaudited)	(Unaudited)		**(Unaudited)**
Japan	**¥ 178,388**	¥ 205,311	- 13.1	**$ 1,341,263**
Overseas:				
Americas	**217,061**	233,744	- 7.1	**1,632,038**
Europe	**188,752**	205,915	- 8.3	**1,419,188**
Other areas	**66,890**	69,728	- 4.1	**502,932**
	472,703	509,387	- 7.2	**3,554,158**
Total	**¥ 651,091**	¥ 714,698	- 8.9	**$ 4,895,421**

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. SEGMENT INFORMATION BY PRODUCT

Three months ended March 31, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars
	2002 (Unaudited)	2001 (Unaudited)	Change(%)	2002 (Unaudited)
Business Machines				
Net sales:				
Unaffiliated customers	¥ 517,359	¥ 568,356	- 9.0	$ 3,889,917
Intersegment	-	-	-	-
Total	517,359	568,356	- 9.0	3,889,917
Operating cost and expenses	434,788	482,534	- 9.9	3,269,082
Operating profit	82,571	85,822	- 3.8	620,835
Cameras				
Net sales:				
Unaffiliated customers	¥ 85,711	¥ 71,820	+ 19.3	$ 644,444
Intersegment	-	-	-	-
Total	85,711	71,820	+ 19.3	644,444
Operating cost and expenses	75,015	66,786	+ 12.3	564,023
Operating profit	10,696	5,034	+ 112.5	80,421
Optical and other products				
Net sales:				
Unaffiliated customers	¥ 48,021	¥ 74,522	- 35.6	$ 361,060
Intersegment	28,774	31,714	- 9.3	216,346
Total	76,795	106,236	- 27.7	577,406
Operating cost and expenses	81,250	97,408	- 16.6	610,902
Operating profit	(4,455)	8,828	-	(33,496)
Corporate and Eliminations				
Net sales:				
Unaffiliated customers	-	-	-	-
Intersegment	(28,774)	(31,714)	-	(216,346)
Total	(28,774)	(31,714)	-	(216,346)
Operating cost and expenses	(4,513)	(9,030)	-	(33,932)
Operating profit	(24,261)	(22,684)	-	(182,414)
Consolidated				
Net sales:				
Unaffiliated customers	¥ 651,091	¥ 714,698	- 8.9	$ 4,895,421
Intersegment	-	-	-	-
Total	651,091	714,698	- 8.9	4,895,421
Operating cost and expenses	586,540	637,698	- 8.0	4,410,075
Operating profit	64,551	77,000	- 16.2	485,346

Note: General corporate expenses of JPY24,223 million (US$182,128 thousand) and JPY22,671 million in the first quarter of 2002 and 2001, respectively, are included in "Corporate and Eliminations."

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED BALANCE SHEETS

As of March 31, 2002 and December 31, 2001

	Millions of yen			Thousands of U.S. dollars
	As of March 31, 2002 (Unaudited)	As of December 31, 2001 (Audited)	Change	**As of March 31, 2002 (Unaudited)**
ASSETS				
Current assets:				
Cash and cash equivalents	¥ **419,657**	¥ 506,234	¥ (86,577)	$ **3,155,316**
Marketable securities	**5,935**	4,772	1,163	**44,624**
Trade receivables, less allowance	**425,939**	456,635	(30,696)	**3,202,549**
Inventories	**444,999**	448,300	(3,301)	**3,345,857**
Prepaid expenses and other current assets	**228,393**	214,353	14,040	**1,717,240**
Total current assets	**1,524,923**	1,630,294	(105,371)	**11,465,586**
Noncurrent receivables and restricted funds	**20,904**	21,125	(221)	**157,173**
Investments	**70,658**	66,168	4,490	**531,263**
Net property, plant and equipment	**829,939**	821,125	8,814	**6,240,143**
Other assets	**302,586**	306,044	(3,458)	**2,275,083**
Total assets	¥ **2,749,010**	¥ 2,844,756	¥ (95,746)	$ **20,669,248**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Short-term loans	¥ **116,043**	¥ 200,104	¥ (84,061)	$ **872,504**
Trade payables	**347,156**	354,446	(7,290)	**2,610,195**
Income taxes	**32,069**	65,324	(33,255)	**241,120**
Accrued expenses	**158,939**	157,335	1,604	**1,195,030**
Other current liabilities	**72,320**	76,974	(4,654)	**543,760**
Total current liabilities	**726,527**	854,183	(127,656)	**5,462,609**
Long-term debt, excluding current installments	**94,623**	95,526	(903)	**711,451**
Accrued pension and severance cost	**242,627**	237,537	5,090	**1,824,263**
Other noncurrent liabilities	**16,932**	17,645	(713)	**127,308**
Total liabilities	**1,080,709**	1,204,891	(124,182)	**8,125,631**
Minority interests	**182,250**	181,389	861	**1,370,301**
Stockholders' equity:				
Common stock	**165,634**	165,287	347	**1,245,368**
Additional paid-in capital	**392,811**	392,456	355	**2,953,466**
Retained earnings	**1,055,127**	1,036,178	18,949	**7,933,286**
Accumulated other comprehensive income (loss)	**(126,922)**	(135,168)	8,246	**(954,301)**
Treasury stock	**(599)**	(277)	(322)	**(4,503)**
Total stockholders' equity	**1,486,051**	1,458,476	27,575	**11,173,316**
Total liabilities and stockholders' equity	¥ **2,749,010**	¥ 2,844,756	¥ (95,746)	$ **20,669,248**

	Millions of yen		Thousands of U.S. dollars
	As of March 31, 2002 (Unaudited)	As of December 31, 2001 (Audited)	**As of March 31, 2002 (Unaudited)**
Allowance for doubtful receivables	¥ **10,762**	¥ 11,091	$ **80,917**
Accumulated depreciation	**1,046,293**	1,025,107	**7,866,865**
Accumulated other comprehensive income (loss):			
Foreign currency translation adjustments	**(48,414)**	(52,660)	**(364,015)**
Net unrealized gains on securities	**1,368**	564	**10,286**
Minimum pension liability adjustments	**(79,626)**	(80,649)	**(598,692)**
[illegible]	[illegible]	[illegible]	[illegible]

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended March 31, 2002 and 2001

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31, 2002	Three months ended March 31, 2001	**Three months ended March 31, 2002**
	(Unaudited)	(Unaudited)	**(Unaudited)**
Net income	**¥ 31,654**	¥ 43,327	**$ 238,000**
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**34,153**	34,768	**256,789**
Loss on disposal of property, plant and equipment	**2,055**	807	**15,451**
Deferred income taxes	**(725)**	(13,384)	**(5,451)**
Decrease in trade receivables	**35,890**	22,125	**269,850**
Decrease (increase) in inventories	**4,719**	(29,844)	**35,481**
Increase (decrease) in trade payables	**1,043**	(4,697)	**7,842**
Decrease in income taxes	**(33,352)**	(5,494)	**(250,767)**
Increase in accrued expenses	**1,044**	9,412	**7,850**
Other, net	**(4,191)**	6,233	**(31,511)**
Net cash provided by operating activities	**72,290**	63,253	**543,534**
Cash flows from investing activities:			
Capital expenditure	**(45,647)**	(46,713)	**(343,211)**
Proceeds from sale of property, plant and equipment	**2,701**	1,860	**20,308**
Payment for purchase of marketable securities	**(1,331)**	(4,737)	**(10,008)**
Proceeds from sale of marketable securities	**553**	38	**4,158**
Payment for purchase of investments	**(5,053)**	(1,966)	**(37,992)**
Other	**(10,936)**	2,895	**(82,225)**
Net cash used in investing activities	**(59,713)**	(48,623)	**(448,970)**
Cash flows from financing activities:			
Proceeds from long-term debt	**1,764**	845	**13,263**
Repayment of long-term debt	**(3,658)**	(2,312)	**(27,504)**
Decrease in short-term loans	**(83,422)**	(38,244)	**(627,233)**
Dividends paid	**(12,705)**	(10,945)	**(95,526)**
Other	**(1,431)**	(1,080)	**(10,760)**
Net cash used in financing activities	**(99,452)**	(51,736)	**(747,760)**
Effect of exchange rate changes on cash and cash equivalents	**298**	1,865	**2,241**
Net change in cash and cash equivalents	**(86,577)**	(35,241)	**(650,955)**
Cash and cash equivalents at beginning of period	**506,234**	493,962	**3,806,271**
Cash and cash equivalents at end of period	**¥ 419,657**	¥ 458,721	**$ 3,155,316**

6. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1) NUMBER OF GROUP COMPANIES

	March 31, 2002	March 31, 2001	Change
Subsidiaries	208	200	8
Affiliates	20	20	0
Total	228	220	8

CHANGES IN GROUP OF ENTITIES

Subsidiaries
- Addition: 19 companies
- Removal: 11 companies

Affiliates (Carried at Equity Basis)
- Addition: 2 companies
- Removal: 2 companies

(2) SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with accounting principles generally accepted in the United States of America.

We have engaged KPMG to complete a review of the consolidated financial statements as of and for three months ended March 31, in accordance with Statement of Auditing Standards No.71, "Interim Financial Information", established by the American Institute of Certified Public Accountants.

April 26, 2002

CONSOLIDATED FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2002
SUPPLEMENTARY REPORT

TABLE OF CONTENTS

This report contains forward-looking statements which reflect management's current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in any forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate. (Cautionary Statements for Purposes of the Safe Harbor Provisions of the United States Private Securities Litigation Reform Act of 1995.)

1. SALES BY REGION AND PRODUCT

(Millions of yen)

	2002			2001			Change year over year		
	1st quarter	1st half (P)	Year (P)	1st quarter	1st half	Year	1st quarter	1st half	Year
Japan									
Business machines	137,966	291,900	597,500	155,277	304,822	597,582	-11.1%	-4.2%	-0.0%
Copying machines	63,691	133,500	261,300	63,701	126,751	251,529	-0.0%	+5.3%	+3.9%
Computer peripherals	34,492	74,900	162,300	38,992	78,066	160,528	-11.5%	-4.1%	+1.1%
Business systems	39,783	83,500	173,900	52,584	100,005	185,525	-24.3%	-16.5%	-6.3%
Cameras	18,626	43,900	99,400	16,640	40,375	89,509	+11.9%	+8.7%	+11.1%
Optical and other products	21,796	51,100	107,600	33,394	74,690	140,197	-34.7%	-31.6%	-23.3%
Total	178,388	386,900	804,500	205,311	419,887	827,288	-13.1%	-7.9%	-2.8%
Overseas									
Business machines	379,393	808,900	1,714,000	413,079	833,408	1,625,907	-8.2%	-2.9%	+5.4%
Copying machines	165,499	351,000	711,900	146,277	308,513	640,285	+13.1%	+13.8%	+11.2%
Computer peripherals	181,543	391,500	869,800	237,483	465,379	864,824	-23.6%	-15.9%	+0.6%
Business systems	32,351	66,400	132,300	29,319	59,516	120,798	+10.3%	+11.6%	+9.5%
Cameras	67,085	157,400	342,900	55,180	134,588	291,858	+21.6%	+16.9%	+17.5%
Optical and other products	26,225	56,800	128,600	41,128	86,092	162,520	-36.2%	-34.0%	-20.9%
Total	472,703	1,023,100	2,185,500	509,387	1,054,088	2,080,285	-7.2%	-2.9%	+5.1%
Americas									
Business machines	179,268	380,000	818,800	199,115	409,931	805,051	-10.0%	-7.3%	+1.7%
Copying machines	82,776	175,100	358,900	76,026	158,506	335,209	+8.9%	+10.5%	+7.1%
Computer peripherals	81,135	174,700	400,100	111,068	227,291	420,753	-27.0%	-23.1%	-4.9%
Business systems	15,357	30,200	59,800	12,021	24,134	49,089	+27.8%	+25.1%	+21.8%
Cameras	29,371	69,400	152,600	22,989	59,256	132,523	+27.8%	+17.1%	+15.1%
Optical and other products	8,422	16,000	36,400	11,640	21,537	44,530	-27.6%	-25.7%	-18.3%
Total	217,061	465,400	1,007,800	233,744	490,724	982,104	-7.1%	-5.2%	+2.6%
Europe									
Business machines	155,303	332,400	695,900	169,254	326,757	638,563	-8.2%	+1.7%	+9.0%
Copying machines	68,229	145,400	293,200	59,385	124,687	253,635	+14.9%	+16.6%	+15.6%
Computer peripherals	73,027	157,500	343,300	95,419	172,996	325,412	-23.5%	-9.0%	+5.5%
Business systems	14,047	29,500	59,400	14,450	29,074	59,516	-2.8%	+1.5%	-0.2%
Cameras	27,482	68,300	148,900	24,967	59,481	124,265	+10.1%	+14.8%	+19.8%
Optical and other products	5,967	13,800	27,200	11,694	22,973	43,276	-49.0%	-39.9%	-37.1%
Total	188,752	414,500	872,000	205,915	409,211	806,104	-8.3%	+1.3%	+8.2%
Other areas									
Business machines	44,822	96,500	199,300	44,710	96,720	182,293	+0.3%	-0.2%	+9.3%
Copying machines	14,494	30,500	59,800	10,866	25,320	51,441	+33.4%	+20.5%	+16.2%
Computer peripherals	27,381	59,300	126,400	30,996	65,092	118,659	-11.7%	-8.9%	+6.5%
Business systems	2,947	6,700	13,100	2,848	6,308	12,193	+3.5%	+6.2%	+7.4%
Cameras	10,232	19,700	41,400	7,224	15,851	35,070	+41.6%	+24.3%	+18.0%
Optical and other products	11,836	27,000	65,000	17,794	41,582	74,714	-33.5%	-35.1%	-13.0%
Total	66,890	143,200	305,700	69,728	154,153	292,077	-4.1%	-7.1%	+4.7%
Total									
Business machines	517,359	1,100,800	2,311,500	568,356	1,138,230	2,223,489	-9.0%	-3.3%	+4.0%
Copying machines	229,190	484,500	973,200	209,978	435,264	891,814	+9.1%	+11.3%	+9.1%
Computer peripherals	216,035	466,400	1,032,100	276,475	543,445	1,025,352	-21.9%	-14.2%	+0.7%
Business systems	72,134	149,900	306,200	81,903	159,521	306,323	-11.9%	-6.0%	-0.0%
Cameras	85,711	201,300	442,300	71,820	174,963	381,367	+19.3%	+15.1%	+16.0%
Optical and other products	48,021	107,900	236,200	74,522	160,782	302,717	-35.6%	-32.9%	-22.0%
Total	651,091	1,410,000	2,990,000	714,698	1,473,975	2,907,573	-8.9%	-4.3%	+2.8%

(P)=Projection

2. SALES COMPOSITION BY PRODUCT

	2002			2001		
	1st quarter	1st half (P)	Year (P)	1st quarter	1st half	Year
Copying machines						
Monochrome	83%	82%	82%	81%	80%	81%
Color	17%	18%	18%	19%	20%	19%
Computer peripherals						
Laser beam printers	67%	68%	68%	77%	75%	71%
Bubble Jet printers	29%	28%	28%	20%	22%	25%
Others	4%	4%	4%	3%	3%	4%
Cameras						
Film cameras / Lenses	38%	35%	36%	52%	49%	46%
Digital cameras	40%	43%	43%	27%	29%	33%
Video camcorders	22%	22%	21%	21%	22%	21%
Optical and other products						
Semiconductor production equipment	43%	45%	49%	56%	59%	59%
Others	57%	55%	51%	44%	41%	41%

3. SALES GROWTH IN LOCAL CURRENCY

	2002 Change year over year		
	1st quarter	1st half (P)	Year (P)
Business machines			
Japan	-11.1%	-4.2%	-0.0%
Overseas	-16.3%	-10.1%	-1.3%
Total	-14.9%	-8.5%	-0.9%
Cameras			
Japan	+11.9%	+8.7%	+11.1%
Overseas	+11.1%	+8.5%	+10.3%
Total	+11.3%	+8.6%	+10.5%
Optical and other products			
Japan	-34.7%	-31.6%	-23.3%
Overseas	-39.8%	-37.1%	-23.9%
Total	-37.5%	-34.6%	-23.6%
Total			
Japan	-13.1%	-7.9%	-2.8%
Overseas	-15.2%	-9.9%	-1.4%
Americas	-17.0%	-12.7%	-4.3%
Europe	-14.4%	-5.4%	+2.0%
Others	-11.9%	-13.0%	-1.1%
Total	-14.6%	-9.3%	-1.8%

4. SEGMENT INFORMATION BY PRODUCT

(Millions of yen)

	2002			2001			Change year over year		
	1st quarter	1st half (P)	Year (P)	1st quarter	1st half	Year	1st quarter	1st half	Year
Business machines									
Unaffiliated customers	517,359	1,100,800	2,311,500	568,356	1,138,230	2,223,489	-9.0%	-3.3%	+4.0%
Intersegment	-	-	-	-	-	-	-	-	-
Total sales	517,359	1,100,800	2,311,500	568,356	1,138,230	2,223,489	-9.0%	-3.3%	+4.0%
Operating profit	82,571	181,700	402,700	85,822	186,974	334,918	-3.8%	-2.8%	+20.2%
% of sales	16.0%	16.5%	17.4%	15.1%	16.4%	15.1%	-	-	-
Cameras									
Unaffiliated customers	85,711	201,300	442,300	71,820	174,963	381,367	+19.3%	+15.1%	+16.0%
Intersegment	-	-	-	-	-	-	-	-	-
Total sales	85,711	201,300	442,300	71,820	174,963	381,367	+19.3%	+15.1%	+16.0%
Operating profit	10,696	26,100	60,100	5,034	15,304	36,144	+112.5%	+70.5%	+66.3%
% of sales	12.5%	13.0%	13.6%	7.0%	8.7%	9.5%	-	-	-
Optical and other products									
Unaffiliated customers	48,021	107,900	236,200	74,522	160,782	302,717	-35.6%	-32.9%	-22.0%
Intersegment	28,774	57,800	107,900	31,714	62,165	116,748	-9.3%	-7.0%	-7.6%
Total sales	76,795	165,700	344,100	106,236	222,947	419,465	-27.7%	-25.7%	-18.0%
Operating profit	-4,455	-11,500	-16,500	8,828	16,044	23,850	-	-	-
% of sales	-5.8%	-6.9%	-4.8%	8.3%	7.2%	5.7%	-	-	-
Corporate and Eliminations									
Unaffiliated customers	-	-	-	-	-	-	-	-	-
Intersegment	-28,774	-57,800	-107,900	-31,714	-62,165	-116,748	-	-	-
Total sales	-28,774	-57,800	-107,900	-31,714	-62,165	-116,748	-	-	-
Operating profit	-24,261	-59,300	-119,300	-22,684	-54,682	-113,073	-	-	-
Consolidated									
Unaffiliated customers	651,091	1,410,000	2,990,000	714,698	1,473,975	2,907,573	-8.9%	-4.3%	+2.8%
Intersegment	-	-	-	-	-	-	-	-	-
Total sales	651,091	1,410,000	2,990,000	714,698	1,473,975	2,907,573	-8.9%	-4.3%	+2.8%
Operating profit	64,551	137,000	327,000	77,000	163,640	281,839	-16.2%	-16.3%	+16.0%
% of sales	9.9%	9.7%	10.9%	10.8%	11.1%	9.7%	-	-	-

5. PROFITABILITY

	2002		2001	
	1st quarter	Year(P)	1st quarter	Year
ROE	8.6%	11.5%	13.1%	12.2%
ROA	4.5%	6.2%	6.1%	5.9%

6. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates (Yen)

	2002			2001	
	1st quarter	2nd-4th quarter(P)	Year(P)	1st quarter	Year
Yen/US$	132.40	130.00	130.60	118.35	121.60
Yen/Euro	116.05	115.00	115.26	109.08	108.80

(2) Impact of foreign exchange rates on sales (Billions of yen)

	2002	
	1st quarter	Year(P)
US$	+29.9	+88.8
Euro	+9.8	+41.5
Other currencies	+1.2	+4.2
Total	+40.9	+134.5

(3) Impact of foreign exchange rates per yen (Billions of yen)

	2002
	2nd-4th quarter(P)
On sales	
US$	8.0
Euro	5.1
On income before income taxes	
US$	2.4
Euro	3.1

7. CASH FLOWS

(Millions of yen)

	2002		2001	
	1st quarter	Year(P)	1st quarter	Year
Net cash provided by operating activities				
Net income	31,654	178,000	43,327	167,561
Depreciation and amortization	34,153	160,000	34,768	152,300
Other, net	6,483	-7,000	-14,842	-14,109
Total	72,290	331,000	63,253	305,752
Net cash used in investing activities	-59,713	-226,000	-48,623	-192,592
Free cash flow	12,577	105,000	14,630	113,160
Net cash provided by (used in) financing activities	-99,452	-165,500	-51,736	-121,228
Effect of exchange rate changes on cash & cash equivalents	298	366	1,865	20,340
Net change in cash and cash equivalents	-86,577	-60,134	-35,241	12,272
Cash and cash equivalents at end of each period	419,657	446,100	458,721	506,234

8. CAPITAL EXPENDITURE

(Millions of yen)

	2002		2001	
	1st quarter	Year(P)	1st quarter	Year
Capital expenditure	45,647	205,000	46,713	207,674
Depreciation and amortization	34,153	160,000	34,768	152,300

9. R&D EXPENDITURE

(Millions of yen)

	2002		2001	
	1st quarter	Year(P)	1st quarter	Year
Business machines	25,625	-	24,787	108,150
Cameras	6,062	-	4,820	22,527
Optical and other products	17,259	-	15,645	87,939
Total	48,946	226,000	45,252	218,616
% of sales	7.5%	7.6%	6.3%	7.5%

10. INVENTORIES

(1) Inventories (Millions of yen)

	2002 Mar.31	2001 Dec.31	Change
Business machines	282,303	287,064	-4,761
Cameras	49,111	49,325	-214
Optical and other products	113,585	111,911	+1,674
Total	444,999	448,300	-3,301

(2) Inventories/Sales* (Days)

	2002 Mar.31	2001 Dec.31	Change
Business machines	47	48	-1
Cameras	44	44	0
Optical and other products	188	144	+44
Total	58	57	+1

*Index based on the previous six months sales.

11. DEBT RATIO

	2002 Mar.31	2001 Dec.31	Difference
Total debt / Total assets	7.7%	10.4%	-2.7%

12. NUMBER OF EMPLOYEES

	2002 Mar.31	2001 Dec.31	Change
Japan	43,403	44,809	-1,406
Overseas	50,633	48,811	+1,822
Total	94,036	93,620	+416

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
....
(Registrant)

Date....**April 26, 2002**........ By...
(Signature)*



Hiroyuki Yoshida
Manager, Finance Department
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Consolidated Results for The First Quarter Ended March 31, 2002.